Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON JUNE 4, 2020

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on June 4, 2020, at 4:00 p.m. Israel time, at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following purposes:

1.	Approval of a revised Compensation Policy for a period of three years, commencing on January 1, 2020;
2.
Subject to the approval of the revised Compensation Policy, approval of an amendment to the terms of office of Messrs. Zwi Williger and Joseph Williger, the Company’s joint Chairmen of the Board and controlling shareholders, commencing from January 1, 2020;

3.	Approval of the terms of office of the Company’s new Chief Executive Officer, Ms. Einat Peled Shapira;
4.
Approval of an extension for a three-year period of the Services Agreement between the Company and Willi-Food Investments Ltd., the Company’s controlling shareholder, commencing on the date of approval by the shareholders;

5.
Re-election of Messrs. Zwi Williger, Joseph Williger, Victor Bar as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law"); and

6.
Appointment of BDO Ziv Haft as the Company's independent accounting firm for the year ending on December 31, 2020 and for the period until the next Annual General Meeting of the Company's shareholders.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2019, together with the report of the auditors thereon and the report of the Board for such year.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent of the voting rights at the Meeting may apply to the Company's Board of Directors in accordance with the provisions of section 66(b) of the Companies Law to include a matter on the agenda of the Meeting until April 30, 2020. Should the Board of Directors find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on April 27, 2020, (the “Record Date”), are entitled to participate and to vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her upon each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours prior to the Meeting (i.e., no later than June 2, 2020 at 4:00 p.m. Israel time), to the offices of the Company or to the offices of the Company's transfer agent, American Stock Transfer & Trust Company, LLC, using the enclosed envelope. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote in his/her behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours prior to the Meeting (i.e., no later than June 2, 2020 at 4:00 p.m. Israel time).

The following Proxy Statement contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors
/s/ Joseph Williger
Joseph Williger
Co-Chairman of the Board of Directors          Dated: Yavne, Israel, April 28, 2020
- ii -

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone,
Yavne 8122216, Israel

PROXY STATEMENT

This proxy statement is furnished to the Company’s shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Company to be held on June 4, 2020, at 4:00 p.m. Israel time at the Company offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel (the “Company Offices”), and at any adjournment or postponement thereof. This proxy statement and the proxies solicited hereby will be sent or delivered to shareholders on or about May 5, 2020.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”). A form of proxy for use at the Meeting is attached. All ordinary shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received at the Company Offices or at the offices of the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, at least 48 hours prior to the Meeting (i.e., no later than June 2, 2020 at 4:00 pm Israel Time) and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the shareholder executing or revoking a proxy does so under a power of attorney or other authorization, including an authorization by a corporation’s board of directors or shareholders, he or she must send the Company the original or a duly certified copy of such power of attorney or authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting, by executing a later proxy (provided that such later proxy is received within the above-referenced time period), or by submitting a written notice of revocation to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, at the Company Offices prior to the Meeting.

If the proxy is properly signed by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matters described herein, as recommended by the Board.

The presence in person or by proxy of two or more shareholders representing no less than twenty five percent (25%) of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum enabling the Meeting to be conducted. According to the Company’s Articles of Association, if a quorum is not present within half an hour of the time scheduled for the commencement of the Meeting, the Meeting shall be automatically adjourned to one week thereafter at the same time and place, or to a time and place as the Board shall determine by notice to the shareholders (the “Adjourned Meeting”). If a quorum is not present within half an hour of the time scheduled for the Adjourned Meeting, it shall be held as planned with the participation of any number of shareholders holding any number of voting rights.

Proxies will be solicited primarily by mail, however, officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other forms of contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares (in their names or for other shareholders) who ask to receive proxy materials and obtain proxies for the beneficial owners of Ordinary Shares. The Company will bear the cost of such solicitations including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Vote Required for Approval

The approval of the Revised Compensation Policy and the terms of office of Ms. Peled Shapira (proposals 1 and 3 above) require the affirmative vote of the shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on each matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of each matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of the amendment to the terms of office of Messrs. Zwi and Joseph Williger (“Messrs. Williger”) and the extension of the Services Agreement between the Company and Willi Food Investments Ltd., the Company’s controlling shareholder (“Willi Food Investments”) (proposals 2 and 4 above) require the affirmative vote of the shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on each matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of each matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Please note that each shareholder is required to indicate on the Proxy Card whether or not he is a controlling shareholder of the Company or has a personal interest, as the case may be, in the approval of proposals 1 through 4, no matter whether he votes for or against these proposals. If a shareholder fails to notify the Company as to whether or not he is a controlling shareholder of the Company with respect to proposals 1 and 3, or has a personal interest in the approval of proposals 1 through 4, his vote will not be counted with respect to the proposal(s) for which he failed to provide notification.

The approval of the re-election of Messrs. Zwi Williger, Joseph Williger and Victor Bar as directors of the Company and the Reappointment of BDO Ziv Haft as the Company's independent accounting firm (proposals 5 and 6 above) is contingent upon, in each case, the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting. The Company’s audited financial statements for the year ended on December 31, 2019 are raised at the Meeting for discussion only.

Only shareholders of record at the close of business on April 27, 2020 (the “Record Date”) are entitled to vote at the Meeting. At the close of business on the Record Date, 13,217,017 Ordinary Shares were outstanding and eligible for voting at the Meeting. Subject to the voting restrictions described above, each shareholder of record is entitled to one vote for each Ordinary Share held by him or her upon each matter on the Meeting’s agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company Offices on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-08-9321000, fax number +972-08-9321003).

If a shareholder wishes to state his or her position with respect to any of the matters described in this proxy statement, in addition to any right he may have under applicable law, he may state such position pursuant to the regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”) by delivery of a notice to the Company Offices not later than May 25, 2020; the Board shall respond to such notice no later than May 29, 2020.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of April 27, 2020, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 13,217,017 Ordinary Shares outstanding as of April 27, 2020.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi Food Investments(1)	8,200,542	62.05%
B.S.D. Crown Ltd.(2)	8,971,617	67.88%
Joseph and Zwi Williger(3)	9,711,598	73.48%
Brian Gaines(4)	1,120,072	8.5%
Renaissance Technologies Holding Corporation(5)	665,812	5.04%
All the Company directors and officers(6)	9,711,598	73.48%
(1)
Willi Food Investments’ securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food Investments are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne 8122216, Israel.

(2)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food Investments and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd., Willi Food Investments’ controlling shareholder ("BSD"); BSD may be deemed to beneficially own all the Ordinary Shares owned by Willi-Food Investments.

(3)
Willi Food Investments is controlled by BSD, which directly owns 771,075 Ordinary Shares. Joseph Williger owns through YMDHI (a company wholly owned by him) 7.07% of BSD's outstanding shares (excluding dormant shares), owns through YWMI (a company wholly owned by him) additional 29.12% of BSD's outstanding shares (excluding dormant shares) and owns directly 4.99% of BSD's outstanding shares (excluding dormant shares) and collectively 41.18% of BSD's outstanding shares (excluding dormant shares); Mr. Joseph Williger holds the right to vote with those shares. Zwi Williger owns through Zwi V & Co. Ltd. (a company wholly owned by him) 34.78% of BSD's outstanding shares (excluding dormant shares) and owns directly 6.38% of BSD's outstanding shares (excluding dormant shares) and collectively 41.16% of BSD's outstanding shares (excluding dormant shares); Mr. Zwi Williger holds the right to vote with those shares, which, if combined with Joseph Williger holdings' constitute holdings of 82.34% of BSD. In addition, Joseph Williger owns directly 12,000 Ordinary Shares and Zwi Williger owns directly 727,981 Ordinary Shares; accordingly, Joseph Williger and Zwi Williger may each be deemed to beneficially own 9,711,598 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by Willi Food Investments, 771,075 Ordinary Shares held directly by BSD, 12,000 shares held directly by Joseph Williger and 727,981 shares held by Zwi Williger), or approximately 73.48% of the outstanding Ordinary Shares. According to the Schedule 13D filed on January 22, 2020, Joseph Williger and Zwi Williger may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, however, they have not acted in concert in connection with the transactions described in the Schedule 13D and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in BSD, and they disclaim the existence of any such group.

(4)
Based on the Schedule 13G filed on February 13, 2020, this amount consists of 951,522 Ordinary Shares (representing 7.2% of the Company’s total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), 128,959 Ordinary Shares owned by Mr. Gaines for his own account and additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls and which Mr. Gaines may be deemed to beneficially own (in total representing 1.28% of the Company’s total shares outstanding). Based on said Schedule 13G, Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

(5)
Based on a Schedule 13G filed February 12, 2020, these shares are beneficially owned by Renaissance Technologies LLC, an investment advisor, which is majority-owned by Renaissance Technologies Holding Corporation.

(6)	Based on information provided to the Company, all of the Company's directors and officers as a group hold 9,711,598 Ordinary Shares representing 73.48% of the Company’s total shares outstanding.

PROPOSAL NO. 1

APPROVAL OF A REVISED COMPENSATION POLICY FOR THE COMPANY’S
DIRECTORS AND OFFICERS

On October 17, 2017, the General Meeting of Shareholders approved the compensation policy, which was updated and approved for a period of three years by the General Meeting of Shareholders on April 3, 2019. A convenience English translation of the compensation policy may be found at the following link:  https://www.sec.gov/Archives/edgar/data/1030997/000117891319000659/exhibit_99-1.htm (the “Current Compensation Policy”).

It should be noted that the Compensation Policy does not grant any rights to the Company officers (which, according to the Companies Law, include the members of the Board of Directors) but rather establishes a framework for compensation. The actual compensation received by each officer is that specifically approved by the Company organs.

The Companies Law requires a company to approve a compensation policy every three years. The proposed Revised Compensation Policy, attached hereto as Appendix A, is being presented to shareholders for their consideration (the “Revised Compensation Policy”).

Below is a description of the proposed amendment to the Compensation Policy as well as a comparison to the provisions in the Current Compensation Policy (capitalized terms are defined in the Compensation Policy). Other than as set forth below there are no other proposed changes to the Current Compensation Policy:

Maximum Annual Measurable Bonus:

Proposed Revised Compensation Policy - The maximum annual Measurable Bonus for each of the Chairmen of the Board and the CEO is NIS 2.5 million (currently approximately USD 709,000).

Current Compensation Policy - The maximum annual Measurable Bonus for each of the Chairmen of the Board and the CEO is NIS 1.5 million (currently approximately USD 425,000).

In general, the maximum annual Measurable Bonus amount provides an annual cap on the Measurable Bonus that may be paid to each of the Chairmen of the Board and the CEO, subject to various conditions as provided in the Revised Compensation Policy.

At the Meeting, the shareholders will be asked to approve the Revised Compensation Policy, which is based on the Current Compensation Policy and will become effective for a term of three years commencing on January 1, 2020. The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve the Revised Compensation Policy as they believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED to approve the Revised Compensation Policy of the Company, in the form attached as Appendix A to the Proxy Statement, for a period of three years commencing on January 1, 2020.”

Approval of this Proposal No. 1 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the Revised Compensation Policy; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors recommend a vote FOR Proposal No. 1.

PROPOSAL NO. 2

APPROVAL OF AN AMENDMENT TO THE TERMS OF OFFICE OF MESSRS.
WILLIGER IN THEIR CAPACITY OF CO-CHAIRMEN ON THE BOARD

Mr. Zwi Williger and Mr. Joseph Williger have served as Co-Chairmen of the Board since August 17, 2017 (the "Co-Chairmen").

At a meeting on October 17, 2017, the shareholders of the Company approved a Compensation Policy and Management Services Agreements with companies controlled by each of Messrs. Zwi Williger and Joseph Williger for a period of three years, commencing as of July 1, 2017 (for Mr. Joseph Williger) and August 13, 2017 (for Mr. Zwi Williger).

At the Meeting dated April 3, 2019, the shareholders approved a revised Compensation Policy and new Management Services Agreements with companies controlled by each of Messrs. Zwi Williger and Joseph Williger for a period of three years, commencing as of January 1, 2019 (the “Current Management Services Agreements”). According to the terms of the Management Services Agreements, the maximum annual Measurable Bonus (as defined in the Compensation Policy) to be paid to each of the co-chairman will not exceed NIS 1,500,000 (currently approximately USD 425,000) subject to achieving an operating profit target, before bonuses, of NIS 20 million (currently USD 5.68 million). In general, the maximum Measurable Bonus amount provides an annual cap on the Measurable Bonus that may be paid to each Co-Chairman, subject to various conditions as provided in the Compensation Policy.

Subject to the approval by shareholders of the Revised Compensation Policy specified on Proposal 1 above, the shareholders will be asked to approve an amendment to the Management Services Agreements to provide that as of January 1, 2020, and for a period of three years, the maximum annual Measurable Bonus to be paid to a co-chairman will not exceed the amount set forth in the Revised Compensation Policy as described in Proposal 1, i.e. NIS 2.5 million (currently approximately USD 709,000) instead of NIS 1.5 million in the Current Management Services Agreements, provided that the Company’s annual minimum operating profit before bonuses exceeds NIS 30 million (currently USD 8.51 million) instead of NIS 20 million as provided in the Current Management Services Agreement.

Other than as set forth above there are no other proposed changes to the Current Management Services Agreements:

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the amendment to the Management Services Agreements of each of Mr. Zwi Williger and Mr. Joseph Williger in their capacity of Co-Chairmen of the Board, as described in the Proxy Statement, for a period of three years commencing on January 1, 2020.”

Approval of this Proposal No. 2 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of the amendment; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors recommend a vote FOR Proposal No. 2.

PROPOSAL NO. 3

APPROVAL OF THE TERMS OF OFFICE OF THE COMPANY’S NEW CHIEF
EXECUTIVE OFFICER, MS. EINAT PELED SHAPIRA

The Board appointed Ms. Einat Peled Shapira as the Company’s Chief Executive Officer on January 26, 2020, and the Company’s Compensation Committee and the Board unanimously approved the terms of office for Ms. Peled Shapira to be in effect immediately  until the approval of the General Meeting of shareholders.

At the Meeting, the shareholders will be asked to approve the following terms of office and employment for Ms. Peled Shapira, to be effective for an indefinite period of time from the date of her appointment:

Salary: the Company shall pay Ms. Peled Shapira a monthly salary of NIS 53,330 (currently approximately USD 14,980).

Study Fund: the Company shall pay a total of 7.5% of Ms. Peled Shapira’s monthly salary to a Study Fund (“Keren Hishtalmut”) each month.

Vehicle: the Company will provide Ms. Peled Shapira with a leased vehicle, the value of which will not exceed the amount of NIS 200,000 (currently approximately USD 56,180). The Company will cover all the operating expenses of the vehicle and Ms. Peled Shapira will bear any related taxes.

Vacation Days: Ms. Peled Shapira will be entitled to twenty-five (25) vacation days per year, which can be accrued up to thirty (30) days and redeemed in the event of termination of employment.

Convalescence: Ms. Peled Shapira will be entitled to ten (10) convalescence days (“Dmei Havraa”) per year.

Annual Bonus: after completing a full year of employment at the Company, Ms. Peled Shapira will be entitled to an annual bonus subject to the attainment of an annual operating profit as determined by the Board and subject to Company’s operating profit being no less than the annual operating profit for the year 2019  minus 12.5% (the “Operating Profit Target”). Subject to meeting the Operating Profit Target, Ms. Peled will be entitled to an annual bonus of 0.35% of the operating profit amount up to the Operating Profit Target and to 0.7% of any amount exceeding the Operating Profit Target. If Ms. Peled Shapira ends her job at the Company for any reason during a calendar year, the annual bonus shall be calculated and paid on a pro rata basis for the period commencing on the beginning on that calendar year to the date of end of employment. The annual bonus shall not exceed NIS 320,000 per year (currently about USD 89,887).

Termination: each of Ms. Peled Shapira and the Company may terminate Ms. Peled Shapira’s employment by prior written notice of thirty (30) days until the end of the first year of employment and sixty (60) days after the end of the first year of employment.

Ms. Peled Shapira will be included in the directors’ and officers’ insurance policy available to the Company and its subsidiaries under the same terms as the other Company officers and will be entitled to an exemption and indemnification letter identical to the form of exemption and indemnification granted to all directors and officers.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED to approve the terms of office of the Company’s new Chief Executive Officer, Ms. Einat Peled Shapira, as described in the Proxy Statement.”

Approval of this Proposal No. 3 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of Ms. Peled Shapira’s terms of office; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors recommend a vote FOR Proposal No. 3.

PROPOSAL NO. 4

APPROVAL OF AN EXTENSION OF THE SERVICES AGREEMENT BETWEEN
THE COMPANY AND WILLI FOOD INVESTMENTS

The Company provides certain services to Willi Food Investments, its controlling shareholder, on an on-going basis since the commencement of the Company’s operations, pursuant to a Service Agreement which became effective on May 19, 1997 (the “Services Agreement”). The services provided by the Company include the use of an office space and facilities and certain management, financial, accounting, legal, administrative and secretarial services for a monthly fee paid by Willi Food Investments including VAT and linked to the Israeli Consumer Price Index and payable on a quarterly basis (the “Fee”).

On October 17, 2017, the General Meeting of the shareholders approved the extension of the Services Agreement for a period of three years commencing on the date of the shareholders' approval and providing for a monthly Fee of NIS 10,000 (currently approximately USD 2,808) plus VAT and linked to the Israeli Consumer Price Index. The Services Agreement is mutually terminable upon prior notice of three (3) months.

At the Meeting, the shareholders will be asked to approve an extension of the existing Services Agreement between the Company and Willi Food Investments under the same terms as the existing agreement for a three-year period commencing on the date of the approval by the shareholders.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to extend the Services Agreement between the Company and Willi Food Investments, as described in the Proxy Statement, for a three-year period commencing on the date of the approval by the shareholders.”

Approval of this Proposal No. 4 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of the extension of the Services Agreement; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board of Directors recommends a vote FOR Proposal No. 4.

PROPOSAL NO. 5

RE-ELECTION OF DIRECTORS

The Board proposes that the following nominees, all of whom are incumbent Directors, be re-elected as directors to serve in such office until the next Annual General Meeting of shareholders or until their respective successors have been duly elected: (i) Mr. Zwi Williger, (ii) Mr. Joseph Williger, and (iii) Mr. Victor Bar (together: the “Nominees”). The Nominees are to serve together with the External Directors of the Company. Unless authority to do so is withheld, it is intended that proxies solicited by the Board be voted for the election of the Nominees.

The following information with respect to each nominee is based upon the records of the Company and information furnished to it by the nominees.

Zwi Williger, 65, has been serving as active Co-Chairman of the Board (together with his brother, Mr. Joseph Williger) and as Chairman of the board of Willi Food Investments since August 17, 2017 and June 12, 2017, respectively. Mr.  Zwi Williger has also served as director of BSD since May 2017. In addition, from January 1994 until January 2016 he served as active chairman of the Board and as director and CEO of Willi Food Investments. Prior to that, from the inception of the Company in 1994 and until 1997, Mr. Williger served as the Company’s director and Manager of Marketing Development. In addition, Mr. Zwi Williger served as the Company’s Chief Operating Officer from 1997 until 2011. Mr. Williger attended the Business Administration School of Fresno University in California and an Advanced Management Course at Harvard University.

Joseph Williger, 63, has been serving as active Co-Chairman of the Board (together with his brother, Mr. Zwi Williger) and as director of Willi Food Investment since June 20, 2017 and June 12, 2017, respectively. He has also served as Chairman of the Board of BSD since May 2017. From January 1994 until September 2011 he served as the Company’s Chief Executive Officer and after that, from September 2011 until January 2016, served as president of the Company. Mr. Joseph Williger has also served as director of the Company between January 1994 and January 2016 and as Chairman of the Company's subsidiaries, WFD and Gold Frost Ltd., between 1996 and until 2001 and January 2016, respectively. Mr. Joseph Williger attended Business Administration studies at the California State University, Northridge, Los Angeles and Business Administration studies at the Bar Ilan University, Israel.

Victor Bar, 55, has been serving as independent director of the Company since June 2017. In addition, Mr. Bar serves as director of his own company, Victor Bar Consultants Ltd. Since 2015 Mr. Bar has provided financial and other related services, including value estimation opinions for companies and entities. Between 2014 and 2016 Mr. Bar served as CFO of Edriel Israel Assets Ltd., a real estate public company traded on the Tel Aviv Stock Exchange. Between 2011 and 2014 Mr. Bar served as CFO of P2W Ltd., a company which provides water treatment and purification services for gold mines in Africa. Between 2007 and 2011 Mr. Bar served as a CFO of New Horizon Group Ltd., a real estate public company traded on the Tel Aviv Stock Exchange which operated mainly in east Europa, Latvia and the U.S. Mr. Bar holds a B.A. in Accounting and Economy from the Bar Ilan University and has been a certified public accountant in Israel since 1992.

Audit Committee

The Ordinary Shares are listed for quotation on the Nasdaq Capital Market and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies. Under current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three members, all of whom are independent directors and financially literate and one of whom has accounting or related financial management expertise. The Board has determined that Mr. Idan Ben Shitrit (Chairman, external director), Ms. Einav Brar (external director) and Mr. Victor Bar qualify as independent Directors under the current Nasdaq requirements and are members of the Audit Committee.

 The responsibilities of the Audit Committee under the Companies Law include, among others, identifying irregularities in the management of the Company's business, approving related party transactions as required by law, evaluating internal controls of the Company and evaluating the scope of work of the external auditor. Under Nasdaq rules, Audit Committee responsibilities include, among others, overseeing the accounting and financial reporting processes of the Company and auditing the Company’s financial statements.

Compensation Committee

Under the Companies Law, the compensation committee of a public company must consist of at least three members and all of the external directors must be members of it and constitute the majority thereof; the remaining members must be directors who qualify to serve as members of the audit committee under the Companies Law. Ms. Einav Brar (Chair, external director), Mr. Idan Ben Shitrit (external director) and Mr. Victor Bar are members of the compensation committee and qualify to be members of the compensation committee under the Companies Law.

Among the responsibilities of the compensation committee under the Companies Law are to recommend to the Board the compensation policy for the Company's officers and to approve the terms of office and employment of the Company's officers in cases that require the approval of the Compensation Committee under law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules because more than half (50%) of its voting power is held by Willi Food Investments. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board members be independent and the rules relating to independence of Directors approving nominations and executive compensation.

 Each of the director nominees has attested to the Board and the Company that he complies with all requirements under the Companies Law for serving as a director per the statement substantially in the form attached hereto as Appendix B.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that each of Messrs. Zwi Williger, Joseph Williger and Victor Bar be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required for approval of this resolution.

The Board of Directors recommends a vote FOR Proposal No. 5.

PROPOSAL NO. 6

REAPPOINTMENT OF INDEPENDENT ACCOUNTING FIRM

At the Meeting, the shareholders will be asked to approve the reappointment of BDO Ziv Haft (the current independent auditor) as the Company’s independent auditor.

In accordance with the Company’s Articles of Association, the Board has the authority to determine the fees paid to the independent auditor.

For additional information about the fees paid to BDO Ziv Haft for the year 2019 please see Item 16C. “Principal Accountant Fees and Services”, in the Company’s Form 20-F for the year 2019.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the reappointment of BDO Ziv Haft as the Company’s independent accounting firm.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Audit Committee and Board recommend that the shareholders vote FOR Proposal No. 6.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2019, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between 9:00 a.m. and 5:00 p.m. at the Company Offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

 A copy of the Company’s financial statements for the year ended on December 31, 2019, together with the report of the auditors thereon, is available upon request in writing to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

Dated: April 28, 2020	By Order of the Board Joseph Williger, co-Chairman of the Board of Directors

Appendix A
to the Proxy Statement for the Special General Meeting of the Scheduled for June 4, 2020

Compensation Policy

G. Willi-Food International Ltd.
(the "Company")

Compensation Policy for Company's Officers and Directors
(the "Compensation Policy")

Table of Contents

1.	Introduction	A-2
2.	The Objectives of the Compensation Policy	A-2
3.	Parameters for Examining the Compensation Policy	A-3
4.	Fixed Components	A-3
5.	Benefits	A-4
6.	Cash Incentives ("Bonus")	A-4
7.	Claw-back	A-6
8.	Equity Based Components	A-6
9.	Advance Notice and Retirement Terms	A-7
10.	Ratios	A-8
11.	Directors' Remuneration	A-9
12.	Insurance, Exemption and Indemnification of Officers	A-9
13.	Miscellaneous	A-9

1.	Introduction
1.1
The objective of this document is to define and describe the Compensation Policy for the Company's officers, including members of the Board of Directors (the "Board"), as required pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law").

1.2
 It is emphasized that this Compensation Policy does not grant rights to the Company's officers, and the adoption of this Compensation Policy in itself does not grant the right to any officer of the Company to receive any of the compensation components described in the Compensation Policy and does not amend existing agreements. The compensation components that each officer will be entitled to receive will be only those that are specifically approved for the officer by the Company's authorized organs, subject to the provisions of any applicable law.

1.3
If an officer should receive compensation that is less than the compensation provided in this Compensation Policy, it will not be considered a deviation or exception from this Compensation Policy, and such officer's terms of compensation will not require the approval of the Company's shareholders.

1.4
The Company may elect to appoint an additional Chairman in addition to the position of the current Chairman. In such event, unless specified otherwise in this Compensation Policy, the maximum monthly Base Salary and the maximum Bonus for each of the co-Chairmen, will not exceed the maximum amounts indicated in this Compensation Policy for the position of Chairman of the Board. In case of a co-Chairman with a less than 100% full time position, the applicable maximum monthly Base Salary and the maximum Bonus, will be calculated on a proportionate basis.

1.5
In the event the controlling shareholder will be appointed to the position of co-Chairman or officer of the Company, his compensation will be subject to specific approval by the Company's shareholders in accordance with Israeli law.

1.6
The convenience translation of New Israeli Shekels (NIS) into U.S. Dollars was made based on the exchange rate of April 24, 2020, at which USD 1.00 equaled NIS 3.524. The USD denominated data is provided solely for convenience purposes, whereby only the NIS denominated figures are binding.

2.	The Objectives of the Compensation Policy
The purpose of the proposed Compensation Policy is to help in achieving the goals and work plans of the Company, including for the long term, by:
2.1
Creating a reasonable and appropriate set of incentives for the Company's officers while taking into consideration, inter alia, the Company's characteristics, business activity, risk management policy and work relations.

2.2
Providing the tools necessary for recruiting, motivating and retaining talented and skilled officers in the Company, who, in turn, will be able to contribute to the Company and maximize its profits in the long term.

2.3
Emphasizing performance based compensation, and tying the officers to the Company and its performance, by matching the officers' compensation to their contribution to achieving the Company's goals and maximizing its profits, from a long-term point of view and according to their position.

2.4	Creating a proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).
2.5	Creating a more suitable balance between the different positions in the current management mechanism.
2.6
The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio, according to Israeli standards, between the fixed compensation and the variable compensation so as to create a performance based compensation system that promotes the Company's goals and corresponds with its risk management policy.

3.	Parameters for Examining the Compensation Policy
The general parameters that will be considered when examining the compensation terms of each of the Company's officers are as follows:
3.1	The officer's education, skills, expertise, professional experience and achievements.
3.2	The officer's position and level of responsibility and previous employment agreements that were signed between the Company and the officer.
3.3	The officer's contribution to the Company's performance, profits and stability.
3.4	The level of responsibility borne by the officer due to his or her position in the Company.
3.5	The need of the Company to retain the officer in view of the officer's special skills, knowledge and expertise.
3.6	The existing compensation terms of other Company officers.
3.7
Either of the compensation committee and the Board may (without the obligation to do so) examine, for indication purposes, the compensation terms which are accepted in the market and relevant industry for officers in similar positions and in similar companies.

4.	Fixed Components
4.1
The gross salary (or management fees, if applicable) (excluding all benefits detailed in Article 5 below) (the "Base Salary") is intended to compensate the officer for the time and resources he or she invests in performing his or her position in the Company and for performing the ongoing duties required by his or her position.

4.2	A Base Salary may be linked to the Israeli Consumer Price index or any other applicable index or linkage mechanism.
4.3	In case of an officer with a less than 100% full time position, the applicable cap of the Base Salary will be calculated on a proportionate basis.

4.4	The monthly Base Salary of the Company's officers (excluding any linkage mechanism) will be subject to the following caps:
Position	Maximum Monthly Base Salary
Chairman of the Board	NIS 140 thousand (USD 39.7 thousand)
CEO	NIS 140 thousand (USD 39.7 thousand)
Other officers who are not directors	NIS 85 thousand (USD 24.1 thousand)
5.	Benefits
5.1	The Company's officers will be entitled to mandatory social benefits as provided under law.
5.2
In addition, each officer's compensation package may include additional benefits, such as transportation or a Company car (including grossing up the related tax), customary pension plan, customary executive insurance, health insurance, life insurance, communication & media, Israeli education fund, etc.

5.3	The officers (including contract workers) may be entitled to benefits and discounts, including employee benefit cards and other promotions and discounts regarding Company's products.
5.4	In addition to the related benefits, the officers may be entitled to a reimbursement of reasonable expenses they incur while performing their duties (such as a mobile phone, food and lodging).
6.	Cash Incentives ("Bonus")
6.1
The Company is permitted to grant a Bonus to the officers as part of their compensation package determined according to measureable quantitative criteria (the "Measureable Bonus") and qualitative criteria (the "Discretionary Bonus").

6.2	Measurable Bonus:
6.2.1	Measurable Bonus Cap:
The annual Measureable Bonus will not exceed the following caps:

Position	Maximum Annual Measureable Bonus (in respective Base Salaries)
Chairman of the Board	NIS 2.5 million (USD 709.4 thousand)
CEO	NIS 2.5 million (USD 709.4 thousand)
Other officers	NIS 400,000 (USD 113.5 thousand)
6.2.2	Precondition for Payment of Measurable Bonus
None of the Company's officers will be paid a Measurable Bonus (as set, or any part thereof, if the Company's actual annual operating profit before Bonuses is less than NIS 15 million (the "Minimum Profit").

6.2.3	The Bonus Mechanism
Payment of the Measureable Bonus to each of the Company's officers will be subject to exceeding the Minimum Profit, in which case the following Bonuses will apply (subject to the caps mentioned in section 6.2.1 above). If the Company's actual annual operating profit exceeds the Minimum Profit, the following Bonus Mechanism will apply:
•	for the initial NIS 10 million of actual operating profit before Bonuses, a Bonus of up to 2%.
•	a Bonus of up to 3% of actual operating profit before Bonuses of between NIS 10 million and NIS 15 million.
•	a Bonus of up to 4% of actual operating profit before Bonuses of between NIS 15 million and NIS 20 million.
•	a Bonus of up to 5% of actual operating profit before Bonuses exceeding NIS 20 million.
6.2.4	At the first quarter of each year, the compensation committee and the Board may elect to amend the Minimum Profit Target.
6.2.5	Individual Measureable Targets
In addition to the Measureable Bonus (as set forth in sections 6.2.2-6.2.3 above) and subject to the caps mentioned in section 6.2.1 above, the Company will be permitted to pay any officer (excluding the chairman of the board and the CEO) additional Bonus according to an individual measureable targets that will be defined in the first quarter of each year. The amount of the annual Bonus to these officers (under this section) will not exceed three (3) applicable Base Salaries. The Minimum Profit as defined in section 6.2.2 above shall not apply for bonuses under this section.
6.3	Discretionary Bonus
6.3.1
Each of the Company's officers (excluding the Chairman of the board) will be entitled to an annual Bonus to be determined by the compensation committee, while taking into consideration the officer's performance in that year.

6.3.2	Discretionary Bonus Cap
The annual Discretionary Bonus will not exceed the following caps:

Position	Maximum Annual Discretionary Bonus (in respective Base Salaries)
CEO	three (3) Base Salaries
Other officers	Three (3) Base Salaries
6.3.3	Discretionary Bonus to the CEO and other officers will be approved by the compensation committee.

6.4	Partial Entitlement for Bonus
An officer who has worked less than one full calendar year (other than in cases of dismissal under circumstances justifying the non-payment of severance pay) will be entitled to a proportionate annual Bonus according to such officer's period of employment, insofar as such officer is otherwise entitled to a Bonus.
7.	Claw-back
7.1
An officer will be required to return to the Company any surplus amounts that he or she was paid on the basis of information that was found to be incorrect and was restated in the Company's financial statements over a three year period following the date of approving the Bonus. It is clarified that any restatement due to a change in accounting policy or first time adoption of an accounting policy will not result in the Company demanding from any officer to return amounts previously paid. The above does not derogate from any mandatory claw-back requirements pursuant to any applicable law and regulations.

7.2
The compensation committee and Board are authorized, subject to any applicable law and regulations, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

8.	Equity Based Components
8.1
The Company reserves the right to grant its officers, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units and restricted shares, share appreciation rights or other shares based awards (the "Equity Based Components"), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

8.2	Equity Based Components may consist of a combination of any type of equity.
8.3
All Equity Based Components will be subject to a gradual vesting period, which will not be shorter than three (3) years from the grant date. The Board may determine a mechanism of acceleration of vesting in the event of a change in control of the Company followed by a resignation or termination of employment of the officer or the director in the 12 months after the change in control (except in the case of Termination for Cause).

"Termination for Cause" means a termination of the employment of an officer following one or more of the following: embezzlement; theft; criminal offence; act involving moral turpitude; severe disciplinary breach; breach of fiduciary duties; other fundamental breach of the officer's employment agreement; or any other event which under applicable law enables terminating an employee's employment and entirely or partially denying severance payments or prior notice redemption.
8.4	At the discretion of our Board, any Equity Based Component may also be subject to performance criteria.

8.5
When stock options are granted, the exercise price of the option will not be less than the average closing price of the Company's shares during the 30 trading days immediately preceding the date of the Board's first approval of the relevant grant.

8.6
The maximum amount of all Equity Based Components granted during the term of this Compensation Policy (and taking into consideration any cashless exercise mechanism, if applicable) will not exceed ten percent (10%) of the Company's issued and outstanding share capital.

8.7	Equity Based Components will expire, if not previously exercised, after period not to exceed ten (10) years after their grant date.
8.8	On the date of grant, the book value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements, will not exceed the following caps:
Position	Maximum Annual Value
Chairman or co-Chairman of the Board	NIS 840,000
CEO	NIS 840,000
Other officers who are not directors	NIS 204,000
9.	Advance Notice and Retirement Terms
9.1	Advance Notice
9.1.1	The advance notice period will not exceed the following caps:
Position	Maximum Advance Notice Terms following a resignation of the officer	Maximum Advance Notice Terms following the dismissal of an officer
Chairman of the Board	three (3) months	four (4) months *
CEO		three (3) months
Other officers who are not directors		three (3) months

(*) In case the Chairman serves under one (1) year – the maximum advance notice will be three (3) months.
9.1.2
The Company may require an officer to continue providing services to the Company during the advance notice period. Notwithstanding the foregoing, the Company may redeem and pay in advance such advance notice period, in which case the officer will only be entitled to Base Salary and applicable benefits (as detailed in Article 5 above) with respect to such redeemed advance notice period (but for the avoidance of doubt, no Bonus with respect to such period).

9.2	Retirement Grants
With respect to each officer, the Company's Board and compensation committee may approve (either in advance or during his or her employment period) a retirement grant, provided such officer was employed by the Company for at least one (1) year, and provided such officer's termination of employment was not under circumstances justifying the non-payment of severance pay, and subject to the following caps:

Position	Maximum Retirement Grants Terms following a resignation of the officer	Maximum Retirement Grants Terms following the dismissal of the officer
Chairman of the Board	four (4) months	six (6) months
CEO	three (3) months	three (3) months
Other officers who are not directors	two (2) months	two (2) months
10.	Ratios
10.1	Ratio between the Officers' Compensation and Compensation of other Company Employees
When determining the compensation terms of the Company's officers, one of the aspects that will be examined is the ratio between the terms of service of each of the Company's officers and the average and median cost of employment of the Company's employees (including contract workers) while taking into consideration the officer's position, seniority, level of responsibility and the number of the Company's employees. In the course of preparing this Compensation Policy, the compensation committee and the Board reviewed the following ratio between the maximum compensation terms of officers under this Policy (excluding Equity Based Components) and the actual average and median cost of employment of the Company's employees (including the Company's subsidiaries) as of the date of approval of this Compensation Policy:

Position	According to the average employment cost of the Company's other employees (*)	According to the median employment cost of the Company's other employees (*)
Chairman of the Board	24	27
CEO	26	31
Other officers	14	16

The compensation committee and the Board decided that these ratios are reasonable and will not have a negative effect on work relations in the Company.

(*)The ratios listed above factor the maximal compensation available under the terms of the Compensation Policy (excluding Equity Based Components), and are not definitive, such that they are forward-looking and it is possible that the actual figures will be lower.

10.2	Ratio between the Fixed Compensation Components and the Variable Components
The desirable ratio between the variable components and the fixed component will not exceed the following:

Position	Desirable Ratio
Chairman of the Board	125%
CEO	125%
Other officers	50%

11.	Directors' Remuneration
The Company may reward the members of the Board with an annual salary and participation fees, which shall not exceed the "maximum amount" as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and expenses of an External Director), 5760-2000 (the "Compensation Regulations") and in accordance with the level of equity of the Company as defined in the Compensation Regulations (as amended from time to time).
12.	Insurance, Exemption and Indemnification of Officers
12.1	Insurance of directors and officers
12.1.1	The directors and officers will be covered by a directors' and officers' liability insurance policy, which may include including "Run Off" and "Claims Made" coverage.
12.1.2
The amount of the maximum insurance coverage purchased during the first year under this Compensation Policy will not exceed USD 15 million, and the annual insurance fee will not exceed USD 100 thousand.

12.1.3
After the first year under this Compensation Policy, the Company may renew or purchase additional insurance, with an insurance coverage and insurance fee not to exceed by more than fifty percent (50%) the coverage and fees under the previous year's insurance.

12.1.4
The directors' and officers' liability insurance will also cover the Company's CEO and officers (including directors) who are the controlling shareholder, provided that their insurance terms are identical to those of the other officers, will be in market condition and will not materially affect the Company's profitability, assets or liabilities.

12.2	Exemption and Indemnification
12.2.1	The Company may provide exemption letters and indemnification letters to its officers, in a form to be approved from time to time by the authorized organs of the Company.
12.2.2
The overall amount of the indemnification to all of the officers will not exceed a percentage of the Company's equity as specified in the Company's articles (25% on the date of approval of this Compensation Policy) according to the most recent financial statements issued before the actual date of paying the indemnification.

13.	Miscellaneous
13.1
The Company's Board, after receiving the recommendations of the compensation committee, may reduce any variable component at its discretion, as well as a cap on the exercise value of Equity Based Components not payable in cash.

13.2	The Board may elect to make adjustments to any approved Profit Target following major acquisitions, divesture, organizational changes or material change in the business environment.
13.3
The Company's compensation committee shall be entitled to approve non-material changes in the terms of office and employment of the CEO his subordinate officers, without seeking the approval of the Board, as long as the change does not lead to an increase above the salary cap set in this Compensation Policy (even if that change, in itself, is non-material).

For this purpose, non-material changes are deemed as changes not to exceed the following (compared to the original terms approved by the compensation committee and Board):
(a)	up to 15% accumulative increase of the monthly base salary for a period of three (3) years, provided that the employment terms are in accordance with the terms of the Compensation Policy;
(b)	Discretionary Bonus up to three (3) applicable Base Salaries.

Appendix B

Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to G. Willi-Food International Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

_____________________________

Name: ______________________

Date: _______________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)
offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

B - 2